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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                         The Brazilian Equity Fund, Inc.

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                                (Name of Issuer)

                         Common Stock, $0.001 par value

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                         (Title of Class of Securities)

                                    105884100

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                                 (CUSIP Number)

                                    COPY TO:
Michael Pradko                                        Timothy Diggins, Esq.
Harvard Management Company, Inc.                      Ropes & Gray
600 Atlantic Avenue                                   One International Place
Boston, MA  02210                                     Boston, MA  02110
(617) 523-4400                                        (617) 951-7389
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 20, 2002

              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|.

                                Page 1 of 8 Pages

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                                  SCHEDULE 13D

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CUSIP No. 105884100                                           Page 2 of 8 Pages
----------------------                                     ---------------------


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   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        President and Fellows of Harvard College

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                                                                 (a)  [_]
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b)  [_]

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   3.   SEC USE ONLY

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   4.   SOURCE OF FUNDS*
        WC

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   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts

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                             7.    SOLE VOTING POWER
                                      1,757,000

        NUMBER OF
                            ----------------------------------------------------
         SHARES

       BENEFICIALLY          8.    SHARED VOTING POWER
                                      ----
        OWNED BY
                            ----------------------------------------------------
          EACH
                            9.    SOLE DISPOSITIVE POWER
        REPORTING                     1,757,000

         PERSON             ----------------------------------------------------

          WITH
                            10.    SHARED DISPOSITIVE POWER
                                      ----

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   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,757,000

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   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*

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   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        31.5%

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   14.  TYPE OF REPORTING PERSON*
        EP

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 Pages

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                                  SCHEDULE 13D

                         The Brazilian Equity Fund, Inc.

Item 1. Security and Issuer.
        -------------------

        This statement relates to the shares of common stock, $0.001 par value (the "Common Stock"), of The Brazilian Equity Fund, Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at One Citicorp Center, 58th Floor, 153 East 53rd Street, New York, NY 10022.

Item 2.  Identity and Background.
         -----------------------

         This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

         Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

         None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

Item 4.  Purpose of Transaction.
         ----------------------

         The acquisition of the securities of the Fund was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of securities of the Fund from time to time.

         Harvard intends to submit a stockholder proposal for consideration by the Fund's stockholders at the 2002 annual meeting of stockholders and for inclusion in the Fund's proxy statement relating thereto. The proposal, which is attached hereto as Exhibit B, is to terminate the investment advisory agreement between the Fund and Credit Suisse Asset Management, LLC.

         This Schedule 13D filing, in lieu of Harvard's normal filing of
Schedule 13G, is occasioned by Harvard's intended submission of a stockholder proposal and the fact that Harvard's ownership as a percentage of the outstanding Common Stock of the Fund is 31.5%. Harvard's ownership as a percentage of the outstanding Common Stock of the Fund may be deemed to have the resulting effect of changing or influencing the control of the Fund, notwithstanding that the securities of the Fund acquired and held by Harvard were acquired in the ordinary course of its business and were


                               Page 3 of 8 Pages

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not acquired for the purpose of and, except as described herein, with the effect of, changing or influencing the control of the Fund.

        Except as described above, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Fund.
        ----------------------------------

        (a), (b) Harvard is the beneficial owner of 1,757,000 shares of Common Stock (approximately 31.5% of the shares of Common Stock based on the most recent filing of the Fund with the SEC).

        Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

        (c) Harvard has not bought or sold shares of Common Stock of the Fund since December 19, 2001.

        (d)    Not applicable.

        (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
        to the Securities of the Fund.
        -----------------------------


        Not applicable.


Item 7. Material to be Filed as Exhibits.
        --------------------------------


Exhibit A  --  Information concerning the President, Fellows and executive officers of Harvard.

Exhibit B  --  Stockholder Proposal to be submitted by Harvard.

                               Page 4 of 8 Pages

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                                    Signature

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2002


PRESIDENT AND FELLOWS OF HARVARD COLLEGE



By: /s/ Stephen T. McSweeney
    --------------------------
    Name:  Stephen T. McSweeney
    Title: Authorized Signatory




                               Page 5 of 8 Pages

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EXHIBIT INDEX


                                                                 Page Number In
Exhibit                                                           Sequentially
Number            Description                                     Numbered Copy
------            -----------                                     -------------

A                 Information Concerning the President,                 7
                  Fellows and executive officers of Harvard

B                 Stockholder Proposal to be submitted by               8
                  Harvard



                               Page 6 of 8 Pages

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                                    EXHIBIT A
                                    ---------

                        Directors and Executive Officers
                        --------------------------------

         The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College

Name                                Office/Position
----                                ---------------
Lawrence H. Summers                 President

D. Ronald Daniel                    Treasurer

Mark Goodheart                      Secretary

Hanna H. Gray                       Fellow

Conrad K. Harper                    Fellow

James R. Houghton                   Fellow

Robert G. Stone, Jr.                Fellow

Herbert S. Winokur, Jr.             Fellow




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                                    EXHIBIT B

"PROPOSAL: That the investment advisory agreement between the Fund and Credit Suisse Asset Management, LLC, be and hereby is terminated immediately."

Statement:

President and Fellows of Harvard College ("Harvard") is a significant long-term shareholder in the Fund. We believe long-term investors have been severely disadvantaged by poor investment performance of the Fund. We believe this poor performance is attributable to two fundamental problems: the net asset value ("NAV") performance of the Fund and the Fund's persistent discount to NAV.

According to our calculations, the total NAV return of the Fund (measuring the change in the NAV of the Fund, assuming reinvestment of all distributions on their ex dates) underperformed the Morgan Stanley Capital International Brazil Index (the "Index") in the last six-month, one-year and three-year periods, as follows:

Annualized Returns         Fund              MSCI            Fund vs.
Periods ended 12/31/01     NAV              Brazil         MSCI Brazil
----------------------     ----             ------         -----------
Six months                -17.6%            -12.0%           -5.6%

One year                  -23.9%            -17.0%           -6.9%

Three years                 4.2%              7.5%           -3.3%

In addition to poor investment returns, shareholders have suffered from the Fund's chronic discount to net asset value. At February 15, 2002, the Fund reported a discount of 19.1%. We believe the discount is due in substantial part to investors' dissatisfaction with the poor performance of the investment advisor. As of February 15, 2002 only 2 of the 57 U.S.-listed world equity closed-end funds had wider discounts than the Fund.

We believe the best solution to both problems is to terminate the agreement with the current investment advisor. We believe other investment advisors who will produce superior investment returns and recommend aggressive action to narrow the discount are available to the Fund. With an advisor committed to achieving maximum shareholder value, shareholders will be more likely to realize the true value of their investment.

                                Page 8 of 8 Pages